Strong efficacy and favorable safety profile of MabCampath(r) (alemtuzumab) for previously untreated patients with B-CLL indicated by interim Phase III results

Initial data from a Phase III comparative study suggest efficacy and safety with MabCampath(r), even in poor-prognosis patients

Berlin and Cambridge, MA - June 3, 2006 - Schering AG, Germany (FSE: SCH,
NYSE: SHR) and Genzyme Corporation (Nasdaq: GENZ) today announced interim results from CAM307, an international and confirmatory Phase III clinical trial comparing MabCampath(r) (alemtuzumab) with chlorambucil in previously untreated patients with progressive B-cell chronic lymphocytic leukemia (B-
CLL). Preliminary results of the secondary endpoint from this study showed that patients who received the monoclonal antibody MabCampath exhibited significantly higher overall and complete response rates, with a manageable safety profile, compared with those patients who were treated with chlorambucil. The data were presented at the 42nd Annual Meeting of the American Society of Clinical Oncology (ASCO) in Atlanta.

The open-label, randomized trial with 297 patients compared the efficacy and safety of MabCampath to chlorambucil, which is considered by many to offer the most tolerable safety profile for previously untreated patients. The study examined a primary endpoint of progression- free survival and secondary endpoints that included safety, response rate and overall survival.

"We are pleased with the initial results of the CAM307 study showing conclusive data that MabCampath might be a safe and effective treatment in first-line therapy for patients with B-CLL," stated Peter Zundorf, Head of Schering Group's Oncology Global Business Unit. "This is very encouraging news, and we are committed to supporting further research of MabCampath in first-line therapy, to bring forth a safe and most effective early-line treatment option for patients with B-CLL."

As reported at ASCO, a pre-specified and independent interim review of the secondary endpoint data showed a nearly 30 percent greater (83% vs. 56%) overall response rate (ORR) among patients treated with MabCampath vs. chlorambucil (p< 0.0001), and a 12-fold increase (24% vs. 2%) of complete response rates (CRR) in patients achieving MabCampath therapy (p< 0.0001).

In the comparison of safety parameters of MabCampath vs. chlorambucil, rates of grade 3-4 thrombocytopenia, anemia, and serious infections, other than CMV, were found to be comparable between treatment arms. Although the rates of CMV, neutropenia and leukopenia were higher in the MabCampath arm, the difference in the incidence of febrile neutropenia was found to be insignificant.

A correlation between the cytogenetic profile of the patients participating in the CAM307 trial suggest a statistically significant ORR and CRR were observed in patients with certain cytogenetic abnormalities. Statistically significant higher response rates to MabCampath were observed in patients with a 13q deletion, a common genetic event observed in patients with B-CLL, and in the ORR of patients with 11q deletions, a cytogenetic abnormality typically associated with poor prognosis. In patients with a 17p deletion, another marker of poor prognosis, ORR was 3 times higher among patients receiving MabCampath vs. those receiving chlorambucil (64% vs. 20%, respectively); however, due to the small number of patients in this group (10 patients in the MabCampath arm and 11 patients in the chlorambucil arm), this trend did not reach statistical significance.

Lead investigator Peter Hillmen, MB, ChB, of the Leeds General Infirmary, Leeds, United Kingdom, stated, "In addition to the excellent overall safety and efficacy findings we are observing thus far in CAM307, we also observed impressive responses in patients with poor prognostic cytogenetic abnormalities when treated with MabCampath. This group of poor risk patients have very low response rates and a short survival when treated with conventional chemotherapy. The good results seen with MabCampath promise a novel, more effective therapeutic option for these patients with poor risk CLL. We therefore look forward to receiving the final study results of MabCampath in relation to responses and survival in these difficult-to- treat populations."

MabCampath received accelerated approval in 2001 and is currently indicated for the treatment of B-CLL in patients who have been treated with alkylating agents and who have failed fludarabine therapy. Determination of the effectiveness of MabCampath is based on overall response rates. Comparative, randomized trials demonstrating increased survival or clinical benefit such as improvement in disease-related symptoms have not yet been conducted. Schering AG, Germany, holds exclusive worldwide marketing and distribution rights to the product, which is marketed in the U.S. as Campath(r) by Berlex Oncology, a business unit of Berlex Laboratories, a U.S. affiliate of Schering AG, Germany. Schering AG, Germany and Genzyme are co-developing MabCampath in oncology and other indications.

The results presented at ASCO represent interim safety and efficacy data to be released from CAM307, a comparative, confirmatory trial being conducted to satisfy post-approval commitments to U.S. and European health authorities (FDA and EMEA). Once the final data from the study's primary endpoint of progression-free survival are available, Genzyme and Schering AG expect to file an application seeking to expand the product's current label to include previously untreated B-CLL patients who require therapy.

"Based on these preliminary results, MabCampath may have significantly better efficacy with manageable safety against chlorambucil as first-line therapy in B-CLL," stated Mark Enyedy, senior vice-president and general manager of Genzyme's oncology business unit. "We look forward to advancing MabCampath further in its clinical development and to working with the health authorities regarding a supplement to the product label to treat patients earlier in the course of their disease. We are also very pleased to have conducted this post-approval commitment study in the timeframe we committed to the health authorities."

Additional information

About Study Design
The trial randomized 297 previously untreated patients with progressive disease requiring treatment at 44 medical centers in Europe and the United States. Patients were treated with either 30 mg of MabCampath IV three times per week for a maximum of 12 weeks, inclusive of dose escalation periods, or 40 mg/m2 of chlorambucil PO once every 28 days to a maximum of 12 cycles.

About Safety
Interim efficacy and safety data suggest that previously untreated B-CLL patients who received MabCampath as a single agent have an excellent response rate with a manageable toxicity profile. As expected, the most common drug administration-related events noted to date were pyrexia, rigors, nausea, hypotension, and vomiting. Overall, nausea and vomiting were more frequent in the chlorambucil arm. In the interim results of this trial, serious adverse events related to treatment occurred in 25 percent of MabCampath and 6 percent of patients on chlorambucil.

The difference in SAE frequency observed may be explained by CMV viremia/infection that was treated in hospitals in some countries, therefore classified as grade 3-4 SAEs, and which all seem to have been managed successfully.

The incidence of grade 3-4 thrombocytopenia and anemia appear to be comparable in both treatment arms. Grade 3-4 neutropenia and leukopenia as well as serious infections (due largely to the incidence of CMV infections) appear to be more frequent in the MabCampath arm. However, the difference in the incidence of febrile neutropenia was found to be insignificant. One likely treatment-related death occurred in the chlorambucil arm.

About Chronic Lymphocytic Leukemia (CLL)
CLL is the most prevalent form of adult leukemia, affecting approximately 120,000 people in Europe and the United States. The disease is most commonly diagnosed among people age 50 or older. CLL is characterized by the accumulation of functionally immature white blood cells (lymphocytes) in the bone marrow, blood, lymph tissue, and other organs. Two types of lymphocytes are present in the blood, B cells and T cells. About 95 percent of CLL cases involve cancerous B cells. Because these B cells have a longer than normal life span, they begin to build up and "crowd out" the normal, healthy blood cells. The accumulation of functionally immature cells in the bone marrow excludes the generation of healthy cells and can become fatal. Symptoms include fatigue, bone pain, night sweats, fevers and decreased appetite and weight loss. Bone marrow involvement also leads to weakening of the immune system, exposing the patient to a higher risk of infection.

About MabCampath
MabCampath is the first and only humanized monoclonal antibody approved for B-CLL therapy and the first product with proven efficacy in CLL patients who have failed both alkylating agents and Fludara(r) (fludarabine phosphate) treatment. No other therapy has shown comparable efficacy in this group of patients. MabCampath has a completely different mode of action compared with conventional chemotherapy. By selectively targeting the CD52 antigen, expressed at higher concentration on malignant lymphocytes, MabCampath activates cellular processes that lead to the lysis of malignant cell types. These processes also result in removal of malignant lymphocytes from the bone marrow, blood, and other affected organs, which in turn can lead to an increase in life expectancy.

In its indicated patients population, MabCampath demonstrates a side effect profile that can be safely managed with appropriate prophylaxis and monitoring for opportunistic infections. These side effects are predictable, manageable and reversible. Furthermore, since MabCampath does not eliminate stem cells in the bone marrow, patients can repopulate their hematopoietic system with their own healthy blood cells. MabCampath is not currently indicated as a first-line treatment in CLL.

Schering AG, Germany is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology & Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. In Oncology, Schering AG maintains a prominent leadership position by offering a range of hematological and solid tumor treatments. Schering AG is strongly invested in bringing to market an innovative and broad oncology R&D portfolio of systemic and targeted therapies, potentially offering novel therapeutic options for people with cancer. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work.

One of the world's leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. This year marks the 25th anniversary of Genzyme's founding. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 8,000 employees in locations spanning the globe and 2005 revenues of $2.7 billion. Genzyme has been selected by FORTUNE as one of the "100 Best Companies to Work for" in the United States. With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company's products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme's commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de
Pharma Communication: Astrid Kranz, T: +49-30-468 120 57, astrid.kranz@schering.de


Your contacts in the U.S.:
Media Relations: Kimberley Jordan, T:+1-973-305 5340, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Your contacts at Genzyme Corporation:
Media Relations: Maria Cantor, T: +1-617-768-6690
Investor Relations: Kristen Galfetti: T: +1-617-768-6563


Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG's plans and
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update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

This press release contains forward-looking statements, including statements about the results of the CAM307 trial, and regulatory plans and expected timelines for the expansion of the product label for Campath into earlier-line CLL. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others: that final results of the CAM307 trial demonstrate safety and efficacy comparable to the preliminary data that have been released to date, the actual timing and content of submissions to and decisions made by the U.S. Food and Drug Administration and other regulatory
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filed by Genzyme with the Securities and Exchange Commission. Please see the disclosure under the heading "Factors Affecting Future Operating Results" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Genzyme's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 for a more complete discussion of these and other risks. Genzyme cautions investors not to place substantial reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and Genzyme undertakes no obligation to update or revise the statements.